BRITISH COLUMBIA
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BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
August 3, 2011

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: August 3, 2011 11:25 AM Pacific Time

Incorporation Number: **BC0917101**

Recognition Date and Time: Incorporated on August 3, 2011 11:25 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

COPPER NORTH MINING CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
10TH FL., 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FL., 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
10TH FL., 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
10TH FL., 595 HOWE ST.
VANCOUVER BC V6C 2T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
[illegible]ncois, Julien

Mailing Address:
2050 - 1111 W. GEORGIA ST.
VANCOUVER BC V6E 4M3
CANADA

Delivery Address:
2050 - 1111 W. GEORGIA ST.
VANCOUVER BC V6E 4M3
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached